	November 16, 2007	ATTORNEYS AT LAW

Via EDGAR and HAND DELIVERY		777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com

WRITER’S DIRECT LINE 414.297.5662 sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER 042365-0111
Mr. Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed October 30, 2007 File No. 333-145569
Dear Mr. Mancuso:
     On behalf of our client, Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 13, 2007 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).
     Enclosed with the hard copies of this response letter please find a copy of Amendment No. 3 to the Company’s Registration Statement on Form S-1 which was filed today via EDGAR with the Commission. The copy is marked to show the changes made from Amendment No. 2 to the Registration Statement on Form S-1 filed with the Commission on October 30, 2007.
Other Information, page 8
1.	Please revise your response to comment 8 of our September 18, 2007 letter to you to reflect your revised disclosure.
     We have provided supplementally to the Staff the Company’s detailed internal calculations regarding customer kilowatt hours saved of 3,444,047 as of September 30, 2007, which is the number that the Company reflects in Amendment No. 3 to the Registration Statement. These calculations are consistent with those previously provided to the Staff on October 2, 2007 in support of the Company’s customer kilowatt hours saved as of June 30, 2007.
     We are sending under separate cover on behalf of the Company the supplemental information requested by the Staff in this comment. The Company is providing these materials to the Staff on a confidential basis pursuant to Rule 418(b) of the Securities Act of 1933, as amended. In accordance with such rule, the Company hereby requests that the Staff return the materials referred to above promptly following the Staff’s review of such materials. By separate letter, the Company has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. 200.83.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Russell Mancuso
November 16, 2007

Use of Proceeds, page 25
2.	From your response to prior comment 3, the principal reasons for an offering of this size remain unclear. Therefore, we reissue the comment.
     We respectfully advise the Staff that the Company has revised its disclosure under “Prospectus Summary — The Offering — Use of Proceeds” on page 5 and “Use of Proceeds” on page 25 in response to this comment.
3.	In this regard, and with a view toward clarified disclosure in an appropriate section of your document, please tell us about the purpose and total cost of the new technology center mentioned on page 46.
     We respectfully advise the Staff that the design, schedule for completion and total cost of the Company’s new technology center is currently under development and consideration and remains uncertain at this time and is subject to many variables, including the review and approval by the Company’s Board of Directors. We further advise the Staff that the Company has revised its disclosure under “Business — Properties” on page 66 to explain the expected principal purposes of the new technology center. Because the Company may not use proceeds from its proposed initial public offering to fund the cost of its new technology center, we believe the appropriate section of the Registration Statement for this clarified disclosure is “Business — Properties”.
Products, page 61
4.	Prior comment 9 sought the three-year revenue breakdown by product class as required by Regulation S-K Item 101(c)(1)(i) — not a repetition of your product and service revenue from your financial statements. Therefore, we reissue the comment. We note that you describe several classes of products in this section. From your existing disclosure, it remains unclear to what extent these classes contributed to your revenue and how the discontinuation of your distribution activities mentioned on page 65 affected the composition of your revenue.
     We respectfully advise the Staff that substantially all of the Company’s product revenue results from sales within the Company’s lighting product line, which constitutes its one product class. The Company has disclosed under “Business — Products and Services” on page 62 that its products constitute a single class of products. In addition, over each of its last three fiscal years, sales of the Company’s Compact Modular contributed over 85% of the Company’s consolidated product revenue. The Company had no other products that contributed 15% or more of the Company’s consolidated product revenue in any of its last three fiscal years. Accordingly, we believe that the Registration Statement currently complies with the disclosure requirements of Item 101(c)(1)(i) of Regulation S-K.
     Additionally, we respectfully advise the Staff that the Company has revised its disclosure under “Business — Our History and Development” on page 66 to reflect the fact that the discontinuation of the Company’s distribution activities occurred in 2001.

Mr. Russell Mancuso
November 16, 2007

Executive Compensation, page 70
5.	We note your response to prior comment 12. If the committee has not yet made key decisions regarding the compensation of your executives, please add appropriate risk factors. Include the extent to which the current proposals would materially modify historic compensation.
     We respectfully advise the Staff that the Compensation Committee of the Company’s Board of Directors has made certain decisions regarding the Company’s executive and non-employee director compensation matters as now described under the “Executive Compensation” section on pages 71 through 96, including disclosure relating to how such decisions materially modify historic compensation.
6.	Please disclose the results of the benchmarking analysis mentioned in your revisions on page 72.
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Setting Executive Compensation” on page 73 in response to this comment.
7.	With a view toward clarified disclosure, please tell us the nature of the alleged violations of the separation agreement mentioned on page 85. Also clarify whether you or Mr. Prange are making the allegations.
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Outstanding Equity Awards at Fiscal Year End” on pages 88-89, “Executive Compensation — Payments Upon Termination or Change of Control — Agreements in Effect Prior to this Offering” on page 90, and “Principal and Selling Shareholders” on page 99 in response to this comment. Additionally, the Company has included additional general disclosure on these same pages relating to the ongoing situation with Mr. Prange.
Executive Officer Stock Ownership Guidelines, page 80
8.	Please discuss how you determined the appropriate multiples. For example, did the committee analyze the basis for the consultant’s recommendation?
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Compensation Discussion and Analysis — Other Policies — Executive Officer Stock Ownership Guidelines” on page 84 in response to this comment.

Mr. Russell Mancuso
November 16, 2007

Payments Upon Termination, page 85
9.	It appears that you have deleted some of the terms of your agreement with Mr. Prange’s separation agreement. Although you may disclose subsequent actions, you should not omit material terms of the initial agreement.
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Payments Upon Termination or Change in Control — Arrangements in Effect Prior to this Offering” on page 90 in response to this comment.
New Employment Agreements, page 86
10.	We note your response to prior comment 15. Please clarify what you mean by “consistent with general public company practice.” For example, do you mean that every public company has the same severance terms as you? If not, how did you conclude that your terms were “consistent”?
     We respectfully advise the Staff that the Company has revised its disclosure under “Executive Compensation — Payments Upon Termination or Change in Control — New Employment Agreements” on page 86 in response to this comment.
Principal and Selling Shareholders, page 92
11.	We will continue to evaluate your response to prior comment 19 when you provide the relevant disclosure, including the disclosure of transactions with the unidentified selling stockholders. Also note that the disclosure should indicate which of the selling shareholders’ securities are being offered.
     We respectfully advise the Staff that the Company has revised its disclosure under “Principal and Selling Shareholders” on pages 97 through 103 in response to this comment to reflect, on an aggregate basis, which of the selling shareholders’ shares are being offered, as well as the nature of the transactions in which the selling shareholders acquired the shares. Additionally, with respect to all shares of common stock being offered by the selling shareholders that were acquired upon the exercise of options or warrants, the Company has disclosed on an aggregate basis the range of exercise prices for these options and/or warrants. With respect to shares of common stock being offered by the shareholders that underlie convertible securities that were acquired from the Company within the past three years, the Company has disclosed on an aggregate basis the nature of the transactions in which those convertible securities were acquired, including the range of consideration paid. The Company believes that this aggregated disclosure provides meaningful information to investors, is in compliance with Item 507 of Regulation S-K and is responsive to the Staff’s comments and the Staff’s prior comment 19. In addition, we have supplementally provided to the Staff, attached as Exhibit A to this letter, more detailed information regarding which of the selling shareholders’ shares are being offered on an individual basis. The Company believes that, due to the large number of transactions involved, the disclosure of such information on an individual, as opposed to an aggregate, basis in the Registration Statement has the potential to confuse and mislead new investors because such presentation results in extensive, overly complicated and duplicative disclosure. In addition, a substantial majority of the shares being offered by the selling shareholders (excluding the shares being offered by Clean Technology and affiliates of Capvest, for which the requested information is fully disclosed in the Registration Statement) were acquired by the applicable selling shareholder either in a private transaction not involving the Company or in a transaction with the Company that occurred prior to 2004. In either case, disclosure of such transactions would not be required by Item 507.
12.	Where the selling security holders have acquired the offered shares by exercise of options or warrants within the past three years, please disclose the exercise price of the option or warrant. Also, if the selling shareholder is offering shares underlying options, warrants or convertible securities that were acquired within the past three years, please describe the transaction in which such option, warrant or convertible security was acquired, including the consideration paid.
     We respectfully request that the Staff refer to our response to the Staff's comment Number 11 for the response to this comment.
Revenue Recognition, page F-11
13.	Please refer to prior comment 22. Although we note the revised disclosure on page F-12, it is still not clear how this program operates in conjunction with your shared savings

Mr. Russell Mancuso
November 16, 2007

programs with customers. In prior comment 64 of our September 18, 2007 letter, we noted your disclosure that some customers finance the purchase of the system by paying you a specified amount over time based on a predetermined measure of the reduction in their electricity consumption resulting from the use of your products. As previously requested you should tell us and disclose how you account for these revenues and the associated costs.
     We respectfully advise the Staff that references in the Registration Statement to the Company’s “shared savings program” and its “sales-type financing program” are references to the same program. The Company previously referred to this program interchangeably in the Registration Statement using the two different terms. However, the Company has now revised its disclosure in the Registration Statement to refer to the program only as its “sales-type financing program.”
     We further advise the Staff that the Company’s sales-type financing program is a marketing tool that the Company uses to demonstrate the value proposition that its customers receive from installing its energy-efficient HIF lighting systems. The Company’s predetermined measure of the reduction in the customer’s energy usage is based on a computation that considers (i) energy consumed by the customer’s legacy lighting fixtures; (ii) energy consumed by the new lighting fixtures; (iii) an estimate of the number of hours of operation; and (iv) an estimate of the customer’s cost of electricity per kilowatt hour. The monthly revenue that the Company is entitled to receive from the sale of its lighting fixtures under its sales-type financing program is fixed and is based on the cost of the lighting fixtures and an applicable profit margin. The Company’s revenue from agreements entered into under this program is not dependent upon its customer’s actual energy savings. The Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Revenue Recognition” on page 49 to reflect this clarification.
     The Company has established a contract with a third-party finance company to which it may sell, without recourse, these monthly fixed revenue streams in return for upfront payments discounted at a negotiated rate. The finance company pays the Company 70% of the present value of the monthly fixed revenue stream upon contract origination, 15% in the second year of the contract and 15% in the third year of the contract. The Company recognizes revenue in the amount of the net present value of the future payments under the financing program and related costs of the equipment sold upon completion of the product installation. We further advise the Staff that the Company has revised its disclosure under “Business — Products and Services — Services” on page 63 to reflect this clarification.
14.	Further, we note from your response to prior comment 64 from our September 18, 2007 letter that these agreements relate to your sales-type financing program. Please tell us the significant terms of the shared savings programs and how the amount owed by the customer is determined for purposes of determining the amount to recognize as revenue under the third party financing. Explain how the third party finance company determines the amount of funding to provide if the amount owed by the customer is variable based upon their savings.
     We respectfully request that the Staff refer to our response to the Staff’s comment Number 13 for the response to this comment.

Mr. Russell Mancuso
November 16, 2007

Inside Back Cover of Prospectus
15.	Please tell us the criteria that you used to determine that these companies are objectively representative of your customer base. Also tell us whether you presented logos for all customers that satisfy those criteria.
     We respectfully advise the Staff that the Company has revised the artwork included in Amendment No. 2 to the Registration Statement as the inside back cover of the prospectus to include only the logos for the companies that constitute the Company’s 50 largest direct customers, based on total revenue recognized since the Company’s inception. Additionally, the Company has moved this artwork to the inside front cover of the prospectus.
* * * *
     In addition to the revisions noted above, certain other changes have been made to the Registration Statement, all of which are noted in the marked copies of Amendment No. 3 to the Registration Statement. The Company believes all such changes are conforming or clarifying changes or changes of a nonsubstantive nature, except for the following:
•	The Company has updated certain statistical data internally generated by the Company. These changes impact the “Prospectus Summary” and “Business” sections of the Registration Statement.

•	The Company has included information relating to the identification of its selling shareholders. These changes primarily impact the “Principal and Selling Stockholders” section of the Registration Statement.

•	The Company has filed various exhibits to the Registration Statement, including Exhibit 1.1 (Form of Underwriting Agreement), Exhibit 10.15 (Summary of Non-Employee Director Compensation) and Exhibit 10.17 (Form of Proposed Employment Agreement by and between certain executive officers and the Company).
* * * *
     In the event the Company requests acceleration of the effective date of the Registration Statement, it will furnish a letter in the form described in the Comment Letter.

Mr. Russell Mancuso
November 16, 2007

     If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Peter C. Underwood at (414) 297-5630.

Very truly yours,
/s/ Steven R. Barth
Steven R. Barth

Enclosures
     cc (without enclosures):
Joseph McCann
Dennis Hult
Kaitlin Tillan
   Securities and Exchange Commission
Neal R. Verfuerth
Daniel J. Waibel
Eric von Estorff
   Orion Energy Systems, Inc.
Carl R. Kugler
Peter C. Underwood
   Foley & Lardner LLP
Kirk A. Davenport II
   Latham & Watkins LLP

EXHIBIT A

Selling Shareholder	Manner of Acquisition of Offered Shares
Neal R. Verfuerth	Common stock acquired from the Company prior to 2004

Michael J. Potts	Common stock acquired from the Company prior to 2004

John Scribante	Common stock held in the TMS Trust acquired on May 1, 2004 and November 1, 2004 from a third party

Patricia A. Verfuerth	Common stock acquired from affiliate of the Company on September 28, 2007 for no consideration (spousal transfer)

Patrick J. Trotter	Common stock acquired from the Company prior to 2004

Clean Technology Affiliates	Series C preferred stock acquired from the Company in a private placement on July 31, 2006 for $2.75 per share

Richard J. Olsen	Common stock acquired from the Company prior to 2004

Edmund R. Knauf, Jr.	Common stock held by the Edmund R. Knauf Jr. Living Trust, acquired upon exchange for shares of Series A preferred stock on February 17, 2005

Mel Blanke	Common stock acquired upon exchange for shares of Series A preferred stock on April 6, 2005

Capvest	Series C preferred stock acquired from the Company in a private placement on September 26, 2006 for $2.75 per share

Stephen Heins	Common stock acquired upon exercise of stock options on November 2, 2007 at an exercise price of $0.69 per share

Northland Capital Group	Series B preferred acquired from the Company in a private placement on October 22, 2004 for $2.25 per share

William E. and Patricia A. Frost	Common stock acquired upon exchange for shares of Series A preferred stock on March 1, 2005

Joshua Kurtz	Common stock acquired from the Company prior to 2004

Zachary Kurtz	Common stock acquired from the Company prior to 2004

Eric von Estorff	Common stock acquired upon exercise of stock options on September 26, 2007 at an exercise price of $1.50 per share

Gary Mazzie	Series B preferred acquired from the Company in a private placement on September 29, 2004 for $2.25 per share

Leah Kurtz	Common stock acquired from the Company prior to 2004

Selling Shareholder	Manner of Acquisition of Offered Shares
Henry and Karen Schneider	Series B preferred acquired from the Company in a private placement on May 27, 2005 for $2.50 per share

Donald C. Heimerman	Common stock acquired from the Company prior to 2004

Liesl M. Testwuide 1992 Trust	Common stock acquired upon exchange for shares of Series A preferred stock on January 6, 2005

Mark and Toni McBride	Series B preferred acquired from the Company in a private placement on September 10, 2004 for $2.25 per share

James C. and Cynthia Naleid	Series B preferred acquired from the Company in a private placement on May 27, 2004 for $2.25 per share

Denis Peters	Common stock acquired from the Company prior to 2004

Gary Schomburg	Common stock acquired upon exchange for shares of Series A preferred stock on March 15, 2005

Robinson J. Kirby	Common stock acquired from the Company prior to 2004

George Lockwood Survivors Trust	Common stock acquired upon exchange for shares of Series A preferred stock on February 17, 2005

Darrell and Shana Hill	Common stock acquired upon exchange for shares of Series A preferred stock on July 11, 2005

Charles Gardner	Series B preferred stock acquired on September 25, 2006 from a third party

John F. Schwalbach	Common stock acquired from the Company prior to 2004

Chuck Van Horn	Common stock acquired upon exchange for shares of Series A preferred stock on February 17, 2005

Blakney Corporation	Series B preferred acquired from the Company in a private placement on February 15, 2006 for $2.50 per share

Judith M. Gannon	Common stock acquired on April 25, 2006 from a third party

Robert E. Roenitz	Common stock acquired from the Company prior to 2004

Willard M. Hunter 2002 Revocable Trust	Common stock acquired on August 29, 2007 from a third party

John R. and Margot Dunn	Series B preferred acquired from the Company in a private placement on July 19, 2004 for $2.25 per share

Mike and Kathy Sieren Revocable Living Trust	Series B preferred acquired from the Company in a private placement on August 31, 2004 for $2.25 per share

2

Selling Shareholder	Manner of Acquisition of Offered Shares
Gary R. and Judy Kuphall	Common stock acquired on March 25, 2005 from a third party

Richard K. Huber	Series B preferred acquired from the Company in a private placement on May 27, 2004 for $2.25 per share

Gary Kleinjan	Series B preferred acquired from the Company in a private placement on November 30, 2004 for $2.25 per share

Kevin and Catherine Markey	Series B preferred acquired from the Company in a private placement on September 17, 2004 for $2.25 per share

Gerald Hill	Common stock acquired upon exchange for shares of Series A preferred stock on February 17, 2005

Alvin and Renee Verfeurth	Common stock acquired upon exchange for shares of Series A preferred stock on February 17, 2005

Brian Henke Trust	Common stock acquired on March 25, 2005 from a third party

David Crowley, Jr.	Common stock acquired on October 21, 2005 from a third party

Leif G. and Patricia L. Gigstad	Common stock acquired upon exchange for shares of Series A preferred stock on February 17, 2005

Stephen G. and Jared S. Arn	Series B preferred acquired from the Company in a private placement on July 19, 2004 for $2.25 per share

Thomas Rettler	Common stock acquired upon exercise of stock options on October 12, 2007 at an exercise price of $2.25 per share

Carl and Irene Dittrich	Common stock acquired from the Company prior to 2004

Mark and Deborah Hansen	Series B preferred acquired from the Company in a private placement on September 30, 2004 for $2.25 per share

Alfred Kleppek	Common stock acquired upon exchange for shares of Series A preferred stock on April 4, 2005

Armin F. and Jerry A. Kuehl Revocable Trust	Common stock acquired from the Company prior to 2004

James T. and Virginia Petrie	Common stock acquired on July 8, 2005 from a third party

Jeff Sohn	Common stock acquired from the Company prior to 2004

Thomas Barber	Series B preferred acquired from the Company in a private placement on October 22, 2004 for $2.25 per share

3

Selling Shareholder	Manner of Acquisition of Offered Shares
Thomas Heck	Common stock acquired on August 2, 2004 from a third party

Yvonne A. Lockwood Living Trust of 2006	Common stock acquired upon exchange for shares of Series A preferred stock on February 17, 2005

Robert E. and Ronna M. Cline Living Trust	Common stock acquired from the Company prior to 2004

Thomas Cornell	Common stock acquired from the Company prior to 2004

4